

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.



05005157

7 January 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the Status Report on Genting Berhad's ("GB") ADR Programme as of 31 December 2004 for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

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GENTING BERHAD ("GB")

LEVEL I AMERICAN DEPOSITORY RECEIPT PROGRAMME
STATUS REPORT AS OF 31 DECEMBER 2004

	Number	*Name*	*Percentage of securities against issued and paid-up capital of GB*
Custodian	1	Malayan Banking Berhad, Kuala Lumpur (Local Custodian)	
Securities	507,000	-	0.072%

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